UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

ReShape Weightloss Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

761123603
(CUSIP Number)

Brian Kohn c/o Armistice Capital, LLC 510 Madison Avenue 7th Floor New York, NY 10022 Telephone Number: (212) 231-4930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	761123603

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	761123603

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	761123603

Item 1.	Security and Issuer.

The name of the issuer is ReShape Weightloss Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1001 Calle Amanecer, San Clemente, California 92673. This Amendment No. 6 to Schedule 13D relates to the Issuer's Common Stock, $0.001 par value per share (collectively, the "Shares").

Item 2.	Identity and Background.

(a), (f)	The persons filing this statement are: (i) Armistice Capital, LLC, a Delaware limited liability company ("Armistice Capital"); and (ii) Steven Boyd, a United States citizen ("Mr. Boyd", and together with Armistice Capital, the "Reporting Persons").

(b), (c)

Armistice Capital is an investment adviser registered with the Securities and Exchange Commission (the "SEC") that is principally engaged in the business of providing investment management services to private investment vehicles, including Armistice Capital Master Fund Ltd. (the "Master Fund"). The principal business address of Armistice Capital is 510 Madison Avenue, 7th Floor, New York, New York 10022.

Steven Boyd is the managing member of Armistice Capital and a director of the Master Fund. Mr. Boyd's business address is 510 Madison Avenue, 7th Floor, New York, New York 10022.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares and the warrants of the Issuer previously beneficially owned by Armistice Capital came from the working capital of the Master Fund, which was the direct holder of such Shares and warrants. No borrowed funds were used to purchase the Shares or the warrants, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the Shares and the warrants of the Issuer previously beneficially owned by Mr. Boyd came from the working capital of the Master Fund, which was the direct holder of such Shares and warrants. No borrowed funds were used to purchase the Shares or the warrants, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.
Not applicable.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)

On June 15, 2020, the Issuer, Obalon Therapeutics, Inc. ("Obalon") and Optimus Merger Sub, a wholly owned subsidiary of Obalon ("Merger Sub") completed a merger (the "Merger"). Pursuant to the terms of the Merger, Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Obalon. As a result of the Merger, Obalon was renamed ReShape Lifesciences Inc. ("Combined Company"). The Issuer was renamed ReShape Weightloss Inc. All Shares and warrants beneficially owned by the Reporting Persons immediately prior to the closing of the Merger were converted into shares and warrants, respectively, of the Combined Company as a result of the Merger pursuant to the terms described in the Agreement and Plan of Merger referenced by the Issuer in Exhibit 2.1 to the Form 8-K filed with the SEC on June 15, 2021 attached hereto as Exhibit B.

As of the date hereof, Armistice Capital: (i) may be deemed to be the beneficial owner of 0 Shares; (ii) has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 0 Shares; and (iii) has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 0 Shares.

As of the date hereof, Mr. Boyd: (i) may be deemed to be the beneficial owner of 0 Shares; (ii) has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 0 Shares; and (iii) has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 0 Shares.

Other than the transactions described above, there have been no transactions in the Shares by the Reporting Persons during the past sixty days.

	(e)	As of June 15, 2021, the Reporting Persons no longer beneficially own any Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in: (i) this Item 6; (ii) Item 4 above; and/or (iii) a prior Schedule 13D filed by the Reporting Persons in respect of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

Exhibit B: Agreement and Plan of Merger, dated as of January 19, 2021, by and among Obalon Therapeutics, Inc., Optimus Merger Sub, Inc., and ReShape Lifesciences Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K filed with the SEC on June 15, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 22, 2021
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Steven Boyd

/s/ Steven Boyd

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 6 to Schedule 13D, dated June 22, 2021, relating to the Common Stock, $0.001 par value per share, of ReShape Weightloss Inc. shall be filed on behalf of the undersigned.

June 22, 2021
(Date)

Armistice Capital, LLC

By: /s/ Steven Boyd
Name: Steven Boyd Title: Managing Member
Steven Boyd

/s/ Steven Boyd